John W. Gamble, Jr.
Executive VP & Chief Financial Officer

Lexmark International, Inc.
740 West New Circle Road
Lexington, Kentucky 40550
USA
Phone: 859 232 5589
Fax: 859 232 7137

April 24, 2006

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Lexmark International, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2004
              Filed March 9, 2005
              Forms 10-Q for Fiscal Quarter Ended March 31, 2005, June 30, 2005
              and September 30, 2005 Filed May 3, 2005, August 2, 2005 and
              November 1, 2005, respectively

Dear Ms. Collins:

In response to your letter to Paul J. Curlander, Chairman and CEO of Lexmark International, Inc., dated March 29, 2006, the following information is provided for your consideration:

Comment #1:

We note your response to prior comment 3 where you indicate that you disclosed the primary driver of your change in gross profit each year. Disclosure of the primary driver by itself when describing a variance in gross margin may be helpful to a reader in understanding a variance, however, such disclosure alone may not provide a reader with a full understanding of a variance. Tell us how you considered the following language from Section III.B.1 of FRR-72: “when preparing MD&A, companies should consider whether disclosure of all key variables and other factors that management uses to manage the business would be material to investors, and therefore required.

Response #1:

The company believes that it has properly disclosed the information required by Section III.B.1 of FRR-72 in its Form 10-K for the year ended December 31, 2004 (“2004 10-K”). While our response to prior comment 3 stated that we disclosed only the “primary” driver of the change in consolidated gross profit each year, we considered all key variables and others factors, and provided other key variance drivers (both qualitative and quantitative) which management believes are of interest to investors that drove the changes year to year.

The company provides an expansive discussion of the significant variables and other factors that management uses to manage the business. For example, on page 22 of the 2004 10-K, in the first paragraph in the section titled “Gross Profit,” we stated that the 1.2 points of improvement in gross profit margin in 2004 “over 2003 was principally due to improved product margins (1.9 percentage points) which was mostly printer driven, partially offset by a negative mix among products toward hardware (0.7 percentage points).”

Similarly, we stated that the 1.0 points of improvement in gross profit margin in 2003 versus 2002 was “attributable to improved supplies margins (1.8 percentage points) and an increased mix of supplies (0.9 percentage points), partially offset by lower printer margins (2.0 percentage points).”

Additionally, beginning with the Form 10-K for the year ended December 31, 2005, the company modified its MD&A disclosures to provide further clarification/enhancements of the major drivers of changes in gross profit margins including discussions of unit volumes, average unit revenue (“AUR”), mix shifts among hardware and supplies revenue and mix shifts within product categories.

In future filings, the company will continue to ensure all key variables are considered and will disclose those we believe are material to investors.

Comment #2:

In addition, we note that the Company is managed on a segment basis and management believes it is appropriate to disclose revenues and operating income by segment and gross profit margins on a consolidated basis. What consideration have you given to disclosing cost of sales and gross profit by segment? Is this information available to management? Please provide a copy of the reports that you provide to the chief operating decision maker to analyze the operations of the business. Furthermore, you indicate that the Company chooses to disclose additional segment information such as product category, which it “believes is appropriate to help the investor further understand the company”. If you believe revenues by product type (supplies, printers) would be helpful to an investor, then please explain why you do not believe a discussion of cost of revenues or profit margin by similar type would be useful. It appears that this information is available as your disclosures on page 30 of the Company’s December 31, 2005 Form 10-K state “The 2.4 percentage point decrease in the gross profit margin from 2004 was principally due to lower product margins of 5.2 percentage points which was mostly printer driven, partially offset by a 2.8 percentage point favorable mix shift among products towards supplies.” Please explain.

Response #2:

In response to “In addition, we note that the Company is managed on a segment basis and management believes it is appropriate to disclose revenues and operating income by segment and gross profit margins on a consolidated basis. What consideration have you given to disclosing cost of sales and gross profit by segment? Is this information available to management? Please provide a copy of the reports that you provide to the chief operating decision maker to analyze the operations of the business.”

As stated on page 75, paragraph 1:

The company manufactures and sells a variety of printing and multifunction products and related supplies and services and is primarily managed along business and consumer market segments. The company evaluates the performance of its segments based on revenue and operating income, and does not include segment assets or other income and expense items for management reporting purposes. Segment operating income includes selling, general and administrative, research and development and other expenses, certain of which are allocated to the respective segments based on internal measures and may not be indicative of amounts that would be incurred on a stand alone basis or may not be indicative of results of other enterprises in similar businesses. Additionally, segment operating income excludes significant expenses that are managed outside of the reporting segments. These unallocated costs include such items as information technology expenses, occupancy costs and certain other corporate and regional general and administrative expenses such as finance, legal, and human resources.

Our discussion of segment results in the MD&A is based on our SFAS 131 segment disclosures in the Notes to the Consolidated Financial Statements. While the Company’s Chief Operating Decision Maker (CODM) package includes gross margin information by operating segment, the Company believes operating income is the most meaningful measure of a segment’s profit and loss. This is consistent with the guidance provided by SFAS 131 which indicates that the Company should report a measure of segment profitability that is most consistent with amounts in the consolidated financial statements. Operating income includes all costs and expenses associated with segment activities as described in the previous paragraph. In addition, segment operating income is the income measure currently used for variable compensation at the business unit level by the Company and is more inclusive than gross profit, hence the company believes it provides a more complete indication of segment profitability. While segment gross profit information is available, it does not provide as complete a measure of business unit profitability.

Supplementally, we are providing a copy of the monthly financial information provided to the CODM by the Corporate Financial Planning Department and the divisional finance groups to review and analyze the company’s performance.

In response to “Furthermore, you indicate that the Company chooses to disclose additional segment information such as product category, which it “believes is appropriate to help the investor further understand the company”. If you believe revenues by product type (supplies, printers) would be helpful to an investor, then please explain why you do not believe a discussion of cost of revenues or profit margin by similar type would be useful. It appears that this information is available as your disclosures on page 30 of the Company’s December 31, 2005 Form 10-K state “The 2.4 percentage point decrease in the gross profit margin from 2004 was principally due to lower product margins of 5.2 percentage points which was mostly printer driven, partially offset by a 2.8 percentage point favorable mix shift among products towards supplies.” Please explain.”

The company provides details of revenue by product type, printers and supplies, as required under SFAS131, paragraph 37, which states,

An enterprise shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the enterprise’s general-purpose financial statements.

We include this revenue discussion in MD&A for the convenience of the reader. Furthermore, as noted previously, the company is managed on a business and consumer market segment basis and believes it is appropriate to disclose revenues and operating income by segment and gross profit margins on a consolidated basis in its MD&A discussions rather than to disclose profitability measures by product types. The company does not manage its business according to product types across segments.

The company’s business model is to continually drive increases in the quantity and quality of the “Installed Base” of our printing devices. Installed base is defined as the number of active devices in use. The quality of the installed base is defined by the lifetime profitability of a printer placement to the company. Lifetime profitability is the total profitability delivered by the sale of the original printer and the follow-on sales of supplies, meaning ink for inkjet printers and toner for laser printers. As the company incurs a loss on the sale of the significant majority of our printers, the profitability of the sale of that device cannot be measured based on the gross profit generated by the printer sale but instead is determined based on combined profitability of the printer sale and subsequent supplies sales. In fact, the pricing of printer and supplies is routinely analyzed on a combined basis in an attempt to maximize lifetime profitability (i.e., printer gross profit may be sacrificed in favor of supplies gross profit or vice-versa). As such, when comparing results, a lower gross profit level on the sale of a given printer or group of printers may or may not represent a less favorable result for the company. If the lower gross profit level is generated due to the placement of more printers or by the placement of printers with significantly higher average life or usage (i.e., more lifetime supplies sales), then the lower gross profit level printer sale may in fact represent the better economic outcome. It is for this reason, the focus on maximizing printer installed base and lifetime profitability of printer placements (through supplies sales), that the company focuses on segment operating income, which reflects both printer and supplies profitability, as the key measure of profitability. For the reasons stated above, we believe providing investors with segment operating income, and not product type profitability, is important to understanding the profitability of the company.

A measure of cost of revenue and profitability by product type is available. However, it is important to note this measure is not equivalent to the GAAP measure, Gross Profit, presented in our consolidated and segment financial data. This product profitability measure excludes significant elements of costs of sales including expenses such as warranty, shipping and distribution, and inventory expense items such as physical inventory loss, obsolescence and scrap and lower-of-cost-or-market charges. The company refers to this measure internally as Gross Margin Dollars and considers this an approximate directional measure.

As noted in our prior response, the company is managed on a business and consumer market segment basis. The company’s business model is predicated on the sale of future supplies attributable to each printer sold which significantly influences the company’s pricing strategy for all of its products. Therefore, management believes providing investors with segment operating income, and not product type profitability, is important to understanding the profitability of the company.

Comment #3:

We note your response to prior comment 5 where you indicate that a reserve is recorded as a reduction to revenue when it is probable that the Company will offer a price reduction, rebate or sell-through rebate. Considering the frequency and recurring nature of your price reductions, rebate offers and sell-through rebates, describe in reasonable detail how you meet the fixed or determinable fee criteria for revenue recognition at the time of the initial sales to resellers. Specifically, given your history of offering post-sale consideration tell us how you considered whether an implicit offer existed at the time of sale and how you considered whether an accrual was necessary at such time. Tell us what economic factors compel the Company to offer such sales incentives and how you considered such factors in determining whether the offer was made at the time of sale or subsequent to the sale. Refer to of SAB Topic 13 A.1. Also, please note the reference to paragraph 30 of SOP 97-2 which indicates that if a vendor is unable to reasonably estimate future price changes in light of competitive conditions, or if significant uncertainties exist about the vendor’s ability to maintain its price, the arrangement fee is not fixed or determinable.

Response #3:

In response to “We note your response to prior comment 5 where you indicate that a reserve is recorded as a reduction to revenue when it is probable that the Company will offer a price reduction, rebate or sell-through rebate. Considering the frequency and recurring nature of your price reductions, rebate offers and sell-through rebates, describe in reasonable detail how you meet the fixed or determinable fee criteria for revenue recognition at the time of the initial sales to resellers. Specifically, given your history of offering post-sale consideration tell us how you considered whether an implicit offer existed at the time of sale and how you considered whether an accrual was necessary at such time.”

The company may find it desirable to lower selling prices or provide other incentives to its customers in order to, among other reasons, maintain or enhance market competitiveness. There are no contractual provisions between Lexmark and its customers to renegotiate prices on previously sold products. A price reduction is entirely in the company’s discretion and control. In addition, the company has a long history in the printing industry which allows it to reasonably predict and estimate future price reductions on its products. Accordingly, the company believes it meets the fixed and determinable criteria for revenue recognition for such sales. The company’s accounting practices for price protection, end-customer rebate and sell-through rebate programs are detailed below. Based on these practices, we believe that our policy for revenue recognition is appropriate.

Price Protection
Our accounting policy is to accrue an estimate of price protection as a reduction in revenue for sales during the period as part of our month-end close process. This is achieved as follows. As indicated in our previous response, price reductions on an individual product occur only once or twice per year. We believe we are able to accurately estimate price protection as we have a long history of over 15 years in the printer business and believe that we have a good understanding and can reasonably estimate reseller inventory, and therefore price protection. In general, our resellers maintain approximately five to six weeks of inventory on hand, all of which is relatively new. This relatively low level of reseller inventory and the fact that it is generally new or current product enhances our ability to accurately estimate inventory levels. Many of our resellers provide weekly or monthly point-of-sale data on sell-through and channel inventory. Our price protection accruals have closely estimated actual price protection payments, which are made to resellers based on validation of actual inventory. As a part of our month-end closing process, we assess the adequacy of the accrual against our actual customer claims and make adjustments as needed. We also complete a review of price reductions that are expected to occur within the next 45 days. Expected price reductions generally impact a very limited number of products. The company accrues an estimate of price protection for any price reductions expected to occur within 45 days based on the estimated channel inventory. Again, we believe we have sufficient visibility to the amount and type of reseller inventory and velocity of sell-through to reasonably determine the price protection accrual. Furthermore, any changes in estimates which historically have been insignificant are monitored and recorded through the date of the month and quarter-end financial statements.

End-Customer Rebates and Sell-Through Rebates
End-customer rebates are offered and recorded at the time of sale to resellers as a reduction of revenue. The end-customer rebate accrual is estimated based on an expected redemption rate for affected sales during the rebate period. A sell-through rebate is an incentive offered to resellers for a specific time period. These short termed targeted reseller programs are only paid for products sold through during the promotion period. Allowances for sell-through rebates are recorded on the later of the offer or the sale date. The sell-through rebate accrual is estimated based on an expected redemption rate and the sell-through during the rebate period. As a part of the month-end closing process, we assess the adequacy of the accrual against the actual customer claims and make adjustments as needed. It should be noted that the approximate annual amount of this sell through rebate was less than $5 million in 2004.

In response to “Tell us what economic factors compel the Company to offer such sales incentives and how you considered such factors in determining whether the offer was made at the time of sale or subsequent to the sale. Refer to of SAB Topic 13 A.1. Also, please note the reference to paragraph 30 of SOP 97-2 which indicates that if a vendor is unable to reasonably estimate future price changes in light of competitive conditions, or if significant uncertainties exist about the vendor’s ability to maintain its price, the arrangement fee is not fixed or determinable.”

There is nothing that forces the company to take a price action. A price action is entirely at the company’s discretion as to if, when, and how much a price change may be. Occasionally the company may find it desirable to lower selling prices or provide other incentives to its customers in order to, among other reasons, maximize profitability on the product and its supplies over the life of the product. This is achieved by a thorough analysis to determine if a price reduction is more profitable when the additional supplies annuity is considered. These determinations are made based on a review of competitive product offerings and the relative position of the company’s products. The company has a long history in selling inkjet and laser printing products, with fairly consistent sales channels. It develops and deploys its own inkjet and laser technology. The company only participates in the distributed printing business. This enhances the company’s ability to understand its product pricing and predict future price changes. As stated previously, price reductions on a product generally occur only once or twice per year. Reseller inventory generally consists of recently sold-in product and resellers maintain approximately five to six weeks of channel inventory. This is further evidenced by the low level of price protection incurred. Price protection for 2004 and 2005 was less than 1% of revenue.

Comment #4:

We note your response to our previous comment 8 where you indicate that the IRS is currently auditing tax years 2002 and 2003. Has the Company accrued for any tax issues pending with regards to the current audits or with regards to future potential audits (2004, 2005)? If so, tell us the amount of such accrued liability and tell us what consideration you have given to including a discussion of such amounts in your financial statement footnotes. Has the issue with regards to Subpart F income been resolved or may it still have an impact on the audits currently in process and any future audits? Has the Company made any adjustments to the current tax accruals based on the outcome of the 1997 through 2001 audits? Please explain.

Response #4:

In response to: “We note your response to our previous comment 8 where you indicate that the IRS is currently auditing tax years 2002 and 2003. Has the Company accrued for any tax issues pending with regards to the current audits or with regards to future potential audits (2004, 2005)? If so, tell us the amount of such accrued liability and tell us what consideration you have given to including a discussion of such amounts in your financial statement footnotes.”

The company has accrued $19 million, $24 million, $24 million, and $21 million, respectively, for tax issues associated with current and future potential audits of the company’s income tax returns filed for years 2002, 2003, 2004, and 2005. The accruals cover all jurisdictions in which the company files corporate income tax returns, and represent the Company’s best estimate of its ultimate tax liability. In its income tax footnote, the company qualitatively disclosed the fact that accruals have been made.

In response to “Has the issue with regards to Subpart F income been resolved or may it still have an impact on the audits currently in process and any future audits?”

The Subpart F issue was raised again by the Internal Revenue Service (“IRS”) in its audit of the company’s U.S. income tax returns filed for the years 2002 and 2003. The company has reached a tentative agreement with the IRS regarding that issue, but that tentative agreement only applies to 2002 and 2003 and is not binding on either the company or the IRS for years after 2003.

The company expects the IRS to conclude its audit of years 2002 and 2003 during the second quarter of this year. If the IRS audit is completed in that time frame and if an adjustment to the tax accrual is needed based on the outcome of the audit, then, consistent with the company’s past practice, an adjustment, representing a change in estimate, will be recorded in the second quarter of 2006 to the 2002 and 2003 portion of the tax accrual. Based on the information currently available to the company, we anticipate a reduction of the accrual in the range of $0 to $5 million.

It is important to note that, even though the company has reached this tentative agreement with the IRS regarding the Subpart F issue, the company and the IRS still disagree on a key element regarding the law in this area. For that reason, the company anticipates the IRS will raise the issue again when it audits the company’s income tax returns for years after 2003. Accordingly, the company has continued to accrue additional tax for that issue at a level that reflects the company’s prior audit experience. Once the 2002 and 2003 audits are completed, the company will consider any new facts arising from those audits when it records or adjusts its tax liabilities for years not yet under audit.

In response to: “Has the Company made any adjustments to the current tax accruals based on the outcome of the 1997 through 2001 audits? Please explain.”

The only significant issue from the 1997 to 2001 audits that has carried to years after 2001 is the Subpart F issue. As discussed above, the company and the IRS still do not agree on all aspects of that issue, despite reaching a tentative agreement for 2002 and 2003 and settling the 1997 to 2001 audits. Due to the continued disagreement and uncertainty related to this issue, the company has not adjusted their current tax accruals for years subsequent to 2003. As noted above, once the 2002 and 2003 audits are finalized, the company will consider any new facts arising from these audits in determining our ultimate tax liabilities for years subsequent to 2003. The company has continued to provide a tax accrual related to this issue based upon our best estimate of its ultimate resolution.

In connection with providing the above responses to your comments, the company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the above-captioned filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-captioned filings; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for extending the due date of our response to April 24, 2006. I believe that we have thoroughly addressed each of the items in your correspondence. We expect to file the company’s Form 10-Q for the Fiscal Quarter Ended March 31, 2006, on or about May 8, 2006. Please feel free to contact me if you have additional questions or comments.

Regards,

/s/ John W. Gamble, Jr.

John W. Gamble, Jr.

cc: David Edgar
      United States Securities and Exchange Commission

      Paul J. Curlander
      Lexmark International, Inc.